

June 19, 2015

Via E-mail
David C. Dvorak
President and Chief Executive Officer
Zimmer Holdings, Inc.
345 East Main Street
Warsaw, IN 46580

      Re: **Zimmer Holdings, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed February 23, 2015
              File No. 1-16407

Dear Mr. Dvorak:

       We refer you to our comment letter dated May 22, 2015 regarding business contacts with Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                             Sincerely,

                                             /s/ Cecilia Blye

                                             Cecilia Blye, Chief
                                             Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance